Exhibit 12.1
AXIS CAPITAL HOLDINGS LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Year ended December 31,	2016	2015	2014	2013	2012

Earnings: income before income taxes	$521,802	$644,659	$830,472	$734,467	$550,528
Add: fixed charges	57,641	58,702	80,809	67,944	67,898
Add: amounts attributable from noncontrolling interests	—	—	6,181	—	—
Earnings for computation	$579,443	$703,361	$917,462	$802,411	$618,426

Assumed interest component of rent expense(1)	$7,673	$8,793	$8,327	$8,866	$8,849
Interest expense	49,968	49,909	72,482	59,078	59,049
Total fixed charges	$57,641	$58,702	$80,809	$67,944	$67,898

Ratio of earnings to fixed charges	10.1	12.0	11.4	11.8	9.1

Preferred share dividends(2)	$46,597	$40,069	$40,088	$40,474	$38,228
Total fixed charges and preferred share dividends	$104,238	$98,771	$120,897	$108,414	$106,126

Ratio of earnings to fixed charges and preferred
share dividends	5.6	7.1	7.6	7.4	5.8

(1)	33.3% represents a reasonable approximation of the interest factor.

(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.